Exhibit 99.7

Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery Co., Ltd. (the “Guarantor”) and Tianjin Branch, China Construction Bank (the “Creditor”) on January 16, 2012

Main contents:

•	Guaranty Contract number: 12302012001;
•	Shenzhen BAK Battery Co., Ltd undertakes to assume joint and several liabilities for BAK International (Tianjin) Limited (the “Obligor”)’s indebtedness towards China Construction Bank from January 16, 2012 to January 15, 2013, and the maximum amount secured is RMB 50.65 million.
•	Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).
•	Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.
•	Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

•	Termination and explanation
•	Payment on demand
•	Declaration and undertaking of the Guarantor
•	Obligations of the Guarantor
•	Amendment and explanation of the Contract
•	Disputation settlement
•	Validity
•	Supplement articles